UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

ELECTRO RENT CORPORATION
(Name of Issuer)

COMMON STOCK WITHOUT PAR VALUE
(Title of Class of Securities)

285218-10-3
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 285218-10-3

1	Name of Reporting Persons.
I.R.S. Identification No. of Above Person (entities only).
Daniel Greenberg

2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America

	5	Sole Voting Power
		4,022,073

Number of	6	Shared Voting Power
Shares		120,496
Beneficially
Owned by	7	Sole Dispositive Power
Each Reporting		4,022,073
Person With
	8	Shared Dispositive Power
		120,496

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,142,569

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☒
11	Percent of Class Represented by Amount in Row (9)
16.0%

12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:
Electro Rent Corporation

(b)	Address of Issuer's Principal Executive Offices:
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

Item 2.

(a)	Name of Person Filing:
Daniel Greenberg

(b)	Address of Principal Business Office or, if none, Residence:
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Common Stock, without par value

(e)	CUSIP Number:
285218-10-3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,142,569

(b)	Percent of class: 16.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,022,073

(ii)	Shared power to vote or to direct the vote: 120,496. Mr. Greenberg disclaims beneficial ownership of these shares.

(iii)	Sole power to dispose or to direct the disposition of:
4,022,073

(iv)	Shared power to dispose or to direct the disposition of:
120,496. Mr. Greenberg disclaims beneficial ownership of these shares.
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

/s/ Daniel Greenberg
Daniel Greenberg